Exhibit 16


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

June 25, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the first four paragraphs of the section entitled "Changes in Registrant's Certifying Accountant" as they relate to Arthur Andersen LLP included in the Form 6-K dated June 25, 2002 of Sun International Hotels Limited to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,


ARTHUR ANDERSEN LLP

Copy to:

Mr. John R. Allison
Executive Vice President and Chief Financial Officer
Sun International Hotels Limited